

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

W. Gerald Newmin
Chairman, CEO and Secretary
MultiCell Technologies, Inc.
68 Cumberland Street, Suite 301
Woonsocket, RI 02895

> **Re:    MultiCell Technologies, Inc.,**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 26, 2011**
> **File Number 001-10221**

Dear Mr. Newmin:

    We have completed our review of your filing.  We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,


                                    Jeffrey P. Riedler
                                    Assistant Director